UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navy Federal Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Follin Lane SE
(No. and Street)

Vienna	VA	22180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

XIAONING GUNN 571-455-0939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd.	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Diane Young _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Navy Federal Brokerage Services, LLC _____ , as

of _____ December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Operating Officer
Title

_____
Notary Public



APRILLE A. SHERMAN
NOTARY PUBLIC • REG. # 360340
Commonwealth of Virginia
My Commission Expires 01/31/25

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
(Sec I.D. No. 8-67161)

Statement of Financial Condition and Supplemental Information
December 31, 2020

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission



Report of Independent Registered Public Accounting Firm

To the Member of Navy Federal Brokerage Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Navy Federal Brokerage Services, LLC (the "Company") as of December 31, 2020 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

McLean, VA
February 23, 2021

We have served as the Company's auditor since 2006

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Statement of Financial Condition
As of December 31, 2020

Assets:

Cash and cash equivalents	$8,763,971
Restricted cash	100,183
Accounts receivable	310,744
Prepaid expenses	345,357
Other assets	19,002
Total assets	$9,539,257

Liabilities:

Accrued expenses	$2,733,086
Accounts payable	119,509
Other liabilities	181
Total liabilities	$2,852,776

Commitments and contingencies (See Note 4)

Member's Interest:

Member's interest	$23,250,000
Retained deficit	(16,563,519)
Total member's interest	$6,686,481
Total liabilities and member's interest	$9,539,257

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Notes to the Financial Statements
For the Year Ended December 31, 2020

Note 1: Organization and Nature of Business

Navy Federal Brokerage Services, LLC ("NFBS" or "the Company") is a registered introducing broker-dealer, a Securities Exchange Commission ("SEC") registered investment adviser, and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed in the Commonwealth of Virginia on September 6, 2005 as a limited liability company.

The Company is a wholly owned subsidiary of Navy Federal Financial Group, LLC ("NFFG"), which is a wholly owned subsidiary of Navy Federal Credit Union ("NFCU"). NFBS provides broker-dealer and investment advisory services primarily to NFCU members. NFCU is a federally chartered credit union domiciled in the Commonwealth of Virginia. NFCU is the sole member of Navy Federal Financial Group, LLC and NFFG is the sole member of Navy Federal Brokerage Services, LLC.

The Company clears transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's other business activities are limited to effecting securities transactions via direct business where the funds are payable to the issuer or its agent and not to the Company.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and in format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

Restricted cash
Restricted cash consists of an account held at the Company's secondary clearing broker to fund unmet obligations of NFBS's customers to the clearing broker.

The following table reconciles cash, cash equivalents and restricted cash from the Statement of Cash Flows to the amounts reported in the Statement of Financial Condition:

Cash and cash equivalents	$ 8,763,971
Restricted cash	100,183
Total Cash, cash equivalents and restricted cash:	$ 8,864,154

Income Taxes
NFBS is a single member limited liability company and, as such, is not subject to federal and state income tax.

Financial Instruments
The carrying amounts of cash, receivables and payables approximated fair value due to the short-term maturity of the instruments.

New Accounting Pronouncements
Accounting Standards Update ("ASU") 2016-13 "Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost including cash, certain receivables and certain off-balance sheet credit exposures. The Standard requires the cumulative effect of initial application to be recognized in retained earnings at the date of initial application.

The Company adopted the Standard on January 1, 2020. The impact of adopting the guidance did not have a material impact on the financial statements.

Note 3: Employee Retirement Benefit Plans

NFBS participates in NFCU's retirement benefit plans including a defined benefit pension plan, 401(k) defined contribution and 457(b) savings plan.

Note 4: Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of loss to be remote. NFBS maintains errors and omissions insurance as well as a fidelity bond to mitigate losses.

Receivables from clearing firms and other broker-dealers
Receivables include funds due from CUSO Financial Services, L.P. ("CFS"), which represents commissions receivable from Pershing, LLC, the Company's primary clearing broker, less any fees charged for the services they provide. The Company is subject to credit risk if our clearing broker or CFS are unable to repay the receivable balance reflected in the Statement of Financial Condition. The carrying value of the receivable approximates the fair value as the balance is short term, which is generally considered to be three months or less. The receivable due from CFS totaled $310,744 as of December 31, 2020. The Company clears its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Note 5: Related Party Transactions

The Company has entered into a support services agreement with NFFG, and indirectly, NFCU, for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefits expense, general office expense, and administrative services. These expenses are included within Compensation, commission, and benefits and Office operations within the Company's Statement of Loss. Other costs related to the provision of support services such as finance and accounting support, human resources support, marketing support, IT and risk management support, compliance support, legal support, and general management oversight of the Company are also identified and allocated to the Company. The Company pays a management fee to reimburse NFFG for these services. NFFG, and indirectly, NFCU, also provides services such as the payment of direct expenses which are reimbursed by the Company.

The Company has a payable to parent entities related to the support services agreement of $2,605,177 as of December 31, 2020, which is included in Accrued expenses and Accounts payable on the Statement of Financial Condition.

The support services agreement is month-to-month with a 30 day right to cancel by either party.

7

Capitalization
In July 2020, NFFG contributed $6,000,000 of capital to NFBS bringing NFFG's total investment in NFBS to $23,250,000. In exchange for the additional capital contribution, NFFG will own a total of 23,250,000 economic units and 23,250,000 participation units, which represents 100% economic interest in the Company.

Note 6: Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. As of December 31, 2020, the Company had net capital of $6,222,614, which was $6,032,429 in excess of its required net capital of $190,185. As of December 31, 2020, the Company's aggregate indebtedness to net capital ratio was 0.46 to 1.00.

Note 7: Rule 15c3-3 Exemption

The Company is exempt from provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer. The Company does not hold any customer funds and/or securities and promptly transmits customer funds and/or securities to the clearing broker-dealer.

The Company's other exempt business activities are contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

Operating under such exemptions, the Company is not required to provide reserve requirements nor is required to adhere to control requirements for brokers or dealers under Rule 15c3-3.

Note 8: Subsequent Events

The Company has evaluated subsequent events as of the date these financial statements were issued. No subsequent events were identified that would require disclosure in this report.